January 5, 2026

Michael Martinez
Chief Financial Officer
Apollo IG Core Replacement, L.P.
9 West 57th Street, 41st Floor
New York, NY 10019

       Re: Apollo IG Core Replacement, L.P.
           Form 10-12G
           Filed August 1, 2025
           File No. 000-56768
Dear Michael Martinez:

       We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.



                                                        Sincerely,

                                                        Division of Corporation
Finance
                                                        Office of Finance
cc:   Matthew B. Goldstein